SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2023

Commission File Number 0-28800
______________________

DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated November 1, 2023 “AVAILABILITY OF THE BROAD-BASED BLACK ECONOMIC EMPOWERMENT ANNUAL COMPLIANCE REPORT AND DEALINGS IN SECURITIES – ACCEPTANCE OF AWARDS”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: November 1, 2023    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

AVAILABILITY OF THE BROAD-BASED BLACK ECONOMIC EMPOWERMENT ANNUAL COMPLIANCE REPORT AND DEALINGS IN SECURITIES – ACCEPTANCE OF AWARDS

Availability of the Broad-Based Black Economic Empowerment Annual Compliance Report

Shareholders of DRDGOLD (“Shareholders”) are advised that the Company’s annual compliance report prepared pursuant to section 13G(2) of the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, as amended, is available on the Company’s website at:
https://www.drdgold.com/downloads/send/124-2023/317-bee-certificate-november-2023

Dealings in Securities – Acceptance of Awards

Shareholders are further advised that in terms of the equity settled long-term incentive scheme (“LTI Scheme”), as approved by Shareholders on 2 December 2019, qualifying employees are awarded conditional shares on an annual basis, comprising performance shares (80% of the total conditional shares awarded) and retention shares (20% of the total conditional shares awarded) (“Awards”).

Awards vest 3 years after the grant date, subject to the rules of the LTI Scheme, including certain performance conditions being met, and will be settled in the form of DRDGOLD ordinary shares (“DRDGOLD Shares”) at a zero-exercise price.

DRDGOLD hereby advises Shareholders of the following acceptances of Awards by directors, prescribed officers and the company secretary of DRDGOLD and directors of its major subsidiaries:

Nature of transactions:	Acceptance of Awards
Class of securities:	Conditional shares, comprising 80% performance shares and 20% retention shares, which will be settled in DRDGOLD Shares upon vesting, in accordance with the rules of the LTI Scheme
Date of acceptance of Awards:	31 October 2023
Vesting date:	25 October 2026
Strike price:	Rnil
Nature and extent of interest:	Direct beneficial
Transactions completed:	Off-market

	Company Name	Number of conditional shares	Deemed value* of transaction
Directors
Niël Pretorius	DRDGOLD	436 959	R 7 380 237.51
Riaan Davel	DRDGOLD	232 624	R 3 929 019.36
Henry Gouws	Ergo Mining Proprietary Limited (“Ergo”)	148 600	R2 509 854.00
Mark Burrell	Ergo	98 487	R1 663 445.43
Henriette Hooijer	Far West Gold Recoveries Proprietary Limited (“FWGR”)	84 025	R1 419 182.25
Kevin Kruger	FWGR	123 049	R2 078 297.61
Prescribed officer
Jaco Schoeman	DRDGOLD	232 624	R3 929 019.36
Prescribed officer / company secretary
Kgomotso Mbanyele	DRDGOLD	29 585	R499 690.65

*Based on the closing DRDGOLD Share price on the grant date, being R16.89 on 25 October 2023

In compliance with paragraph 3.66 of the JSE Limited Listings Requirements, prior clearance was obtained from the chairman of the board of directors of DRDGOLD.

Johannesburg
1 November 2023

Sponsor
One Capital